May 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly, Esq.

Re:	ToughBuilt Industries, Inc.
Registration Statement on Form S-1
File No. 333-237606
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ToughBuilt Industries, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237606), as amended (the “Registration Statement”), so that it may become effective at 5:30 p.m. Eastern Time on Thursday, May 28, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

/s/ Michael Panosian
Michael Panosian
Chief Executive Officer